Exhibit 99.2

NICE Announces Interactions 2025, Showcasing Real, No-Hype AI Outcomes for
Customer Service– Featuring Celebrity Keynote Kristen Bell

Interactions 2025 unveils CX AI innovations as well as showcases how businesses are leveraging CXone
Mpower to generate instant ROI on AI investment

Hoboken, N.J., May 8, 2025 – NICE (Nasdaq: NICE) today announced Interactions 2025, the industry’s leading customer experience (CX) event, to take place June 16-18 at the Aria Hotel in Las Vegas. Over three dynamic days, businesses will gain a clear, actionable blueprint to harness the latest in AI and automation for customer service— turning insights, expert analysis, and proven best practices into immediate results. Interactions’ innovation showcase will include more than 50 live product demonstrations of NICE’s newest CXone Mpower innovations, including CXone Mpower Orchestrator.

This year’s celebrity keynote address will feature a special appearance by Kristen Bell, known for her starring roles in Frozen, Veronica Mars, The Good Place and most recently Nobody Wants This.

To register for Interactions 2025 or to learn more, click here.

With an action-packed agenda featuring main stage keynotes, 100+ best practice sessions, interactive panels, and hands-on demos, Interactions 2025 brings together the brightest minds in CX to reveal how NICE’s customer service automation is powering smarter, faster service. Fortune 500 giants and iconic brands will take the spotlight in customer keynote sessions, sharing firsthand how CXone Mpower has revolutionized their operations. Additionally, attendees can book free, one-on-one consultations with leading industry analysts — crafting a personalized game plan to drive immediate results. Reserve a complimentary session here.

On June 16, NICE kicks off Interactions with EDU Training Day — a hands-on learning experience packed with immersive sessions led by NICE experts. Attendees will walk away with insider strategies, pro tips, and practical guidance to unlock the full power of next-gen customer service technology.

During Interactions, NICE will host an Investor Day on June 17, which will include presentations from NICE executives and product and technology sessions. For further information or inquiries, please contact NICE IR at ir@nice.com.

Scott Russell, CEO, NICE said, “Interactions 2025 is the launchpad for the next era of customer service automation. We’re unveiling powerful new CXone Mpower innovations that are redefining how businesses operate — delivering smarter automation, faster resolutions, and unmatched customer experiences. If you want to lead the AI revolution in customer service, this is where it starts.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.